SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated January 28, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, January 28, 2025 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), reports that it has signed two sale agreements with a local developer on the first stage of the “Ramblas del Plata” project, located in Puerto Madero Sur, as previously disclosed to the market on November 26, 2024.

The first stage comprises 14 lots with 126,000 sqm, representing 18% of the total saleable area of the project. This transaction involves two lots with a combined total area of 10,525 sqm and an estimated total saleable area of 40,000 sqm.

The price for both transactions amounted to approximately USD 23.4 million, of which 30% had already been paid. The remaining balance of approximately USD 16.4 million will be paid upon signing the deeds and transfer of possession.

The accounting result of these transactions will be recognized in the Company’s Financial Statements for the third quarter of FY 2025.

The Company will initiate infrastructure works on the “Ramblas del Plata” plot while proceeding with the signing of agreements for the commercialization of the first stage.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

January 28, 2025	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets